UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
TRANSACTION STATEMENT PURSUANT TO SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

(Amendment No. 2 – Final Amendment)

Thane International, Inc.
(Name of the Issuer)

DIRECT MARKETING HOLDINGS, INC.
H.I.G. DIRECT MARKETING HOLDINGS, INC.
WILLIAM F. HAY
DENISE DUBARRY-HAY
(Name of Person(s) Filing Statement)

Common Stock, $.001 Par Value
(Title of Class of Securities)

883261 10 9
(CUSIP Number of Class of Securities)

Jorge L. Freeland, Esq	Direct Marketing Holdings, Inc.	Direct Marketing Holdings, Inc.
White & Case LLP	H.I.G. Direct Marketing Holdings, Inc.	H.I.G. Direct Marketing Holdings, Inc.
200 South Biscayne Boulevard	c/o Douglas Berman	c/o John Black
49th Floor	1001 Brickell Bay Drive – 27th Floor	745 Boylston Street – Suite 203
Miami, Florida 33131	Miami, Florida 33131	Boston, Massachusetts 02116
(305) 371-2700	(305) 379-2322	(617) 262-8455

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$939,847	$77*

*	This fee was previously paid. Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Exchange Act. This calculation assumes the purchase of (a) 1,892,381 shares of common stock, par value $0.001 per share, of Thane International, Inc. and (b) 792,896 warrants to purchase shares of Thane common stock, both at a price of $0.35 per share. Such number of shares represents the sum of 35,462,781 shares of Thane common stock outstanding as of December 22, 2003 less the 33,570,400 shares of Thane common stock already beneficially owned by Direct Marketing Holdings, Inc.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $77
Form or Registration No.: Schedule 13E-3 (SEC File Number: 005-79300)
Filing Party: Direct Marketing Holdings, Inc.
Date Filed: October 28, 2003, as amended on December 22, 2002

SIGNATURES

This Amendment No. 2 is being filed as the final amendment to the Transaction Statement on Schedule 13E-3 originally filed on October 28, 2003 by Direct Marketing Holdings, Inc., a Delaware corporation, Thane DM Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Direct Marketing Holdings, H.I.G. Direct Marketing Holdings, Inc., a Cayman Islands corporation and the majority stockholder of Direct Marketing Holdings, and Mr. William F. Hay and Ms. Denise DuBarry-Hay, each a significant stockholder of Direct Marketing Holdings, and as subsequently amended on December 22, 2003 by Amendment No. 1 thereto. Thane DM Acquisition is not a filing person to this final amendment, as it was merged with and into Thane International, Inc., a Delaware corporation, in the short-form merger that was described in the original Transaction Statement, as subsequently amended. All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the original Transaction Statement, as amended to date.

The short-form merger of Thane DM Acquisition with and into Thane International pursuant to Section 253 of the Delaware General Corporation Law became effective on February 12, 2004. Thane International is the corporation surviving the short-form merger and as a result of the merger is now a privately held wholly owned subsidiary of Direct Marketing Holdings.

In the short-form merger, each share of common stock of Thane International (other than shares of common stock held in the treasury of Thane International, by Direct Marketing Holdings or by any subsidiary of Direct Marketing Holdings (including Thane DM Acquisition), all of which were canceled, and other than shares of common stock of Thane International, if any, held by stockholders who perfect their appraisal rights pursuant to Section 262 of the Delaware General Corporation Law) was converted into the right to receive cash in the amount of $0.35 per share upon surrender of the certificates representing such shares, without interest. Notices of Merger and Appraisal Rights, Letters of Transmittal and any other documents necessary for the exchange of stock certificates representing share of common stock of Thane International will be mailed to the former holders of such shares by the paying agent for the short-form merger as promptly as practicable, but in no event later than ten calendar days following the date the merger became effective, and should be read carefully.

Item 16. Exhibits

(a)(2)	Press Release of Thane International, Inc., dated February 12, 2004, announcing the completion of the short-form merger.

SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 12, 2004

H.I.G. DIRECT MARKETING HOLDINGS, INC

By:	/s/ Sami Mnaymneh

Name: Sami Mnaymneh
Title: Vice President and
Secretary

DIRECT MARKETING HOLDINGS, INC

By:	/s/ John Black

Name: John Black
Title: President

/s/ William F. Hay

William F. Hay

/s/ Denise DuBarry-Hay

Denise DuBarry-Hay

Exhibit (a)(2)

THANE INTERNATIONAL ANNOUNCES CONSUMMATION OF
GOING PRIVATE TRANSACTION BY DIRECT MARKETING HOLDINGS

For Immediate Release

La Quinta, CA, February 12, 2004 — Thane International, Inc. (“Thane”) (OTCBB: THAN) today announced that it has been notified by Direct Marketing Holdings, Inc. (“Holdings”) that on February 12, 2004, Holdings filed Amendment No. 2 to the Transaction Statement on Schedule 13E-3 with the Securities and Exchange Commission reporting that the short-form merger of Thane DM Acquisition, Inc. (“Acquisition”) with and into Thane pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”) became effective on February 12, 2004. Thane is the corporation surviving the short-form merger and as a result of the merger is now a privately held, wholly owned subsidiary of Holdings.

In connection with the short-form merger, each share of common stock of Thane (other than shares of common stock held in the treasury of Thane, by Holdings or by any subsidiary of Holdings (including Acquisition), all of which were canceled, and other than shares of common stock of Thane, if any, held by stockholders who perfect their appraisal rights pursuant to Section 262 of the DGCL) was converted into the right to receive cash in the amount of $0.35 per share without interest. Notices of Merger and Appraisal Rights, Letters of Transmittal and any other documents necessary for the exchange of stock certificates representing share of common stock of Thane will be mailed to the former holders of such shares by the paying agent for the short-form merger as promptly as practicable, but in no event later than ten calendar days following the date the merger became effective.

For more information regarding this transaction, see the Transaction Statement on Schedule 13E-3 filed by Holdings with the Securities and Exchange Commission on October 28, 2003, as amended to date.

About Thane International, Inc.

Thane is in the business of the multi-channel direct marketing of consumer products in the fitness, health and beauty and housewares product categories. Thane’s distribution channels in the United States, and through its 186 international distributors and strategic partners, in 80 countries around the world, include direct response TV, home shopping channels, catalogs, retail, telemarketing, print advertising, credit card inserts and the Internet. Thane develops and acquires products, arranges low-cost manufacturing (primarily offshore), and then markets and distributes its products through its various distribution channels. Thane believes its management of each facet of this process enables it to maximize the return on investment on its products and create profitable products for target markets. The Company’s website is www.thaneinc.com.

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CONTACT:	Bill Hay, CEO, (760) 777-0217, bhay@thaneinc.com
Kevin McKeon, CFO, (813) 282-1717, ext. 112, kmckeon@thaneinc.com